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                              March 18, 2022

       Amy Wilson
       Bryan Cave Leighton Paisner LLP
       One Atlantic Center
       14th Floor
       1201 W. Peachtree St., NW
       Atlanta, GA 30309

                                                        Re: New York City REIT,
Inc.
                                                            Preliminary Proxy
Statement filed by COMRIT Investments 1, LP COMRIT
                                                            Investments Ltd.,
I.B.I. Investment House Ltd., Ziv Sapir, and Sharon Stern
                                                            Filed March 11,
2022
                                                            File No. 001-39448

       Dear Ms. Wilson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Background to the Solicitation, page 4

   1. Refer to the entries for February 21 and 25, 2022. Please revise your description of the exchange of
correspondence and telephone calls relating to the stockholder list to briefly describe all of the
company's reasons for rejecting your request, as set forth in the company's letter to
your counsel.
       Proposal No. 1, Election of Director, page 12

   2. Please revise the biographical information of your nominee to disclose, if true, that she also serves as
president of Edifice Montfield, and president and secretary of Sharon
                                                        Lambert-Closse Inc.
 Amy Wilson
One Atlantic Center
March 18, 2022
Page 2
Voting and Proxy Procedures - Quorum; Broker Non-Votes; Discretionary Voting, page 16

3. Please provide us support for your description of the application of NYSE Rule 452 with respect to brokers' discretionary authority with respect to the matters to be voted on at the upcoming meeting and to the effect of broker non-votes on meeting the quorum requirement.
Form of Proxy Card, page 23

4. Please confirm that in the event you select a substitute nominee prior to the Annual
         Meeting, you will file an amended proxy statement that (1) identifies the substitute nominee, (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes disclosure required by Items 5(b)
         and 7 of Schedule 14A with respect to the nominee.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Daniel Duchovny at 202-551-3619.



FirstName LastNameAmy Wilson                                    Sincerely,
Comapany NameOne Atlantic Center
                                                                Division of
Corporation Finance
March 18, 2022 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName